Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222630
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 2 DATED SEPTEMBER 13, 2019
TO THE PROSPECTUS DATED SEPTEMBER 5, 2019
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 5, 2019, as supplemented by Supplement No.1, dated September 5, 2019 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price for each class of our common stock as of October 1, 2019;

•	the calculation of our August 31, 2019 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	the status of this offering; and

•	updated experts information.

•	OCTOBER 1, 2019 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of October 1, 2019 (and redemptions as of September 30, 2019) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.3277
Class S	$7.3277
Class D	$7.3277
Class I	$7.3277
Class E	$7.3277
The transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2019. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	AUGUST 31, 2019 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by the Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

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The following table sets forth the components of total NAV as of August 31, 2019 and July 31, 2019:

	As of
(in thousands)	August 31, 2019	July 31, 2019
Office properties	$911,650	$902,050
Retail properties	869,600	870,700
Multi-family properties	182,200	182,200
Industrial properties	170,200	169,950
Total real property investments	$2,133,650	$2,124,900
Cash and other assets, net of other liabilities	(133,460)	(98,640)
Debt obligations	(912,154)	(942,935)
Aggregate Fund NAV	$1,088,036	$1,083,325
Total Fund Interests outstanding	148,482	147,896

The following table sets forth the NAV per Fund Interest as of August 31, 2019 and July 31, 2019:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of August 31, 2019
Monthly NAV	$1,088,036	$31,215	$138,233	$23,810	$305,276	$513,417	$76,085
Fund Interests outstanding	148,482	4,260	18,864	3,249	41,661	70,065	10,383
NAV Per Fund Interest	$7.3277	$7.3277	$7.3277	$7.3277	$7.3277	$7.3277	$7.3277
As of July 31, 2019
Monthly NAV	$1,083,325	$30,824	$133,641	$23,454	$299,072	$520,279	$76,055
Fund Interests outstanding	147,896	4,208	18,245	3,202	40,829	71,029	10,383
NAV Per Fund Interest	$7.3249	$7.3249	$7.3249	$7.3249	$7.3249	$7.3249	$7.3249
Under GAAP, we record liabilities for ongoing distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to the Dealer Manager in future periods for shares of our common stock. As of August 31, 2019, we estimated approximately $12.8 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
The valuation for our real properties as of August 31, 2019 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by the Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi-family	Industrial	Weighted-Average Basis
Exit capitalization rate	6.45%	6.39%	5.50%	6.11%	6.32%
Discount rate / internal rate of return (“IRR”)	7.07%	6.85%	7.09%	6.94%	6.97%
Annual market rent growth rate	3.03%	2.96%	3.00%	3.00%	2.99%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0

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A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Multi-family	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.83%	2.43%	2.97%	2.82%	2.68%
	0.25% increase	(2.62)%	(2.25)%	(2.71)%	(2.59)%	(2.47)%
Discount rate (weighted-average)	0.25% decrease	2.07%	1.92%	1.95%	1.95%	1.99%
	0.25% increase	(2.02)%	(1.87)%	(1.90)%	(1.90)%	(1.94)%
The valuation of our debt obligations as of August 31, 2019 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the August 31, 2019 valuation was 3.65%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 25 basis points would increase the fair value of our debt obligations by approximately 0.17%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 25 basis points would decrease the fair value of our debt obligations by approximately 0.63%.
Our hedge instruments are valued based on market expectations of future interest rates (the “forward interest rate curve”). All else equal, an upward shift in the forward interest rate curve would increase the value of our current hedge positions, resulting in a positive impact to our NAV, and a downward shift in the forward interest rate curve would decrease the value of our current hedge positions, resulting in a negative impact to our NAV.

•	STATUS OF THIS OFFERING
As of September 1, 2019, we had raised gross proceeds of approximately $179.5 million from the sale of approximately 24.0 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $10.9 million. As of September 1, 2019, approximately $2.82 billion in shares remained available for sale pursuant to this offering, including approximately $489.1 million in shares available for sale through our distribution reinvestment plan.

•	EXPERTS
The statements included in this Supplement under “August 31, 2019 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

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